[uBid Inc. LETTERHEAD]

July 20, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	uBid.com Holdings, Inc. Registration Statement on Form S-1 File No: 333-131733

Dear Mr. Owings:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, uBid.com Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Friday, July 21, 2006, or as soon thereafter as is practical.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, uBid.com Holdings, Inc. By: /s/ Robert H. Tomlinson, Jr. Robert H. Tomlinson, Jr. President and Chief Executive Officer

cc:	Scott Anderegg Anthony W. Watson